UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHART ACQUISITION CORP.

(Name of Subject Company (Issuer))

CHART ACQUISITION GROUP, LLC

JOSEPH R. WRIGHT

COWEN OVERSEAS INVESTMENT, LP

(Names of Filing Persons (Offerors))

WARRANTS TO PURCHASE COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

16115113

(CUSIP Number of Class of Securities)

The Chart Group, L.P., Managing Member

Chart Acquisition Group LLC

75 Rockefeller Plaza, 14th Floor

New York, New York 10019

(212) 350-8205

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Lawrence T. Yanowitch, Esq.

Lawrence R. Bard, Esq.

Morrison & Foerster LLP

1650 Tysons Boulevard

Suite 400

McLean Virginia 22102

(703) 760-7700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Chart Acquisition Group LLC (“Chart Acquisition Group”), Joseph R. Wright (“Mr. Wright”) and Cowen Overseas Investment LP (“Cowen Overseas” and, together with Chart Acquisition Group and Mr. Wright, the “Warrant Offerors”) have collectively agreed to offer to purchase up to 7,500,000 of the issued and outstanding public warrants of Chart Acquisition Corp. (the “Company”) sold as part of the units (the “Public Warrants”) in the Company’s initial public offering (the “IPO”) at a purchase price of $0.30 per warrant in a tender offer (the “Warrant Extension Tender Offer”) that is expected to close on or about September 13, 2014.

Each of the Warrant Offerors separately hold warrants purchased in a private placement (the “Placement Warrants”) consummated simultaneously with the Company’s IPO and will not to tender such Placement Warrants in the proposed Warrant Extension Tender Offer.

The Company will seek stockholder approval of a proposal (the “Extension Proposal”) to amend the Company’s amended and restated certificate of incorporation to extend the date by which the Company must complete a business combination from September 13, 2014 (the “Current Termination Date”) to March 13, 2015 (the “Extended Termination Date”), and a corresponding proposal to amend the trust account established in connection with the Company’s IPO (the “Trust Amendment”). If the Extension Amendment and the Trust Amendment are approved, the Company’s public stockholders will have the right to redeem their shares for a pro rata portion of the funds available in the trust account at the time the Extension Amendment and the Trust Amendment become effective.

If the Extension Proposal is approved, the Company will also amend the terms of the warrants to extend the date for automatic termination of the warrants if the Company has not consummated a business combination from the Current Termination Date to the Extended Termination Date (the “Warrant Amendment”).

The Warrant Offerors have agreed with the other parties to the escrow agreement for the benefit of warrantholders established in connection with the Company’s IPO, to amend the escrow agreement to provide that the termination event thereunder will be the Extended Termination Date rather than the Current Termination Date and to permit distribution of the escrow funds in connection with the proposed Warrant Extension Tender Offer (the “Escrow Amendment”).

The proposed Warrant Extension Tender Offer is not conditioned on any minimum number of Public Warrants being tendered. The proposed Warrant Extension Tender Offer is, however, subject to certain other conditions, including the approval of the Extension Proposal and the effectiveness of the Extension Amendment, the Trust Amendment, the Warrant Amendment and the Escrow Amendment.

As previously disclosed, the Warrant Offerors have also agreed to offer to purchase up to 3,750,000 warrants (subject to reduction for warrants tendered in the Warrant Extension Tender Offer) at a purchase price of $.60 per warrant (the “Warrant Tender Offer”) in connection with the consummation of the Company’s initial business combination.

Additional Information

This filing relates solely to preliminary communications made before the commencement of the proposed Warrant Extension Tender Offer and the Warrant Tender Offer.

The proposed Warrant Extension Tender Offer and Warrant Tender Offer have not yet commenced. The press release filed herewith is neither an offer to purchase nor a solicitation of an offer to sell any securities. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell warrants of the Company. At the times the proposed Warrant Extension Tender Offer and the Warrant Tender Offer are commenced, Chart Acquisition Group, LLC, Joseph R. Wright, and Cowen Overseas Investment, LP will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”) for each such tender offer, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to each such tender offer. The Company warrantholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement for each tender offer when they become available, as they will contain important information, including the various terms of, and conditions to, such tender offers. Such materials, when prepared and ready for release, will be made available to the Company’s warrantholders at no expense to them. In addition, at such time the Company warrantholders will be able to obtain these documents for free from the Securities and Exchange Commission’s website at www.sec.gov.

Exhibit Index

Exhibit	Description

99.1	Press Release dated July 16, 2014